ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Prepared by the management)

MARCH 31, 2006
(Stated in Canadian Dollars)

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	March 31,	December 31,
	2006	2005

ASSETS

Current
Cash	$238,995	$479,581
Advances and prepaid expenses	1,084	4,084
Goods and services tax recoverable	8,307	25,351
	248,386	509,016
Equipment (Note 3)	4,694	5,020

	$253,080	$514,036

LIABILITIES

Current
Accounts payable and accrued liabilities	$41,723	$131,703
Amounts payable to related parties	1,250	53,750
	42,973	185,453

STOCKHOLDERS’ EQUITY

Capital Stock (Note 5)
Authorized:
100,000,000 common voting shares without par value
Issued:
74,220,227 common voting shares (Dec 31, 2005 – 24,351,839)	11,711,677	2,778,791

Obligation to issue shares (Note 4)	-	8,638,667

Other contributed capital	2,612,882	894,898

Deficit accumulated during the exploration stage	(14,114,452)	(11,983,773)
	210,107	328,583

	$253,080	$514,036

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

	THREE MONTHS ENDED		June 16, 1995
			(inception)
	MARCH 31		To
			March 31,
	2006	2005	2005
	$	$	$
Expenses
Amortization	326	447	3,151
Consulting	10,650	6,997	90,125
Consulting – stock based compensation	1,717,984	-	2,302,384
Interest expense and bank charges	264	1,557	10,955
Mineral property acquisition and exploration costs (Note 4)	332,299	174,853	10,629,624
Management fees	22,000	19,350	373,654
Office and sundry	17,566	5,399	343,783
Professional fees	8,197	1,534	251,536
Travel and promotion	21,393	4,705	131,735

Loss Before Taxes	(2,130,679)	(214,842)	(14,136,947)

Deferred tax recovery	-	-	22,495

Net Loss	(2,130,679)	(214,842)	(14,114,452)

Loss Per Share, basic and diluted	(0.03)	(0.01)

Weighted Average Common Shares Outstanding	72,743,835	16,287,092

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	OTHER	DURING
	OF		TO ISSUE	CONTRIBUTED	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
	$	$	$	$	$	$

Share issued for cash	5	1	-	-	-	1
Loss for the period	-	-	-	-	(38,624)	(38,624)
Balance, December 31, 1995	5	1	-	-	(38,624)	(38,623)
Shares issued for cash	9,130,000	276,500	-	-	-	276,500
Loss for the year	-	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	9,130,005	276,501	-	-	(249,216)	27,285
Loss for the year	-	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	9,130,005	276,501	-	-	(323,745)	(47,244)
Loss for the year	-	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	9,130,005	276,501	-	-	(383,893)	(107,392)
Loss for the year	-	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	9,130,005	276,501	-	-	(453,939)	(177,438)
Loss for the year	-	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	9,130,005	276,501	-	-	(520,794)	(244,293)
Loss for the year	-	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	9,130,005	276,501	-	-	(579,543)	(303,042)
Forgiveness of amounts due to related
party	-	-	-	200,671	-	200,671
Loss for the year	-	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	9,130,005	276,501	-	200,671	(638,971)	(161,799)
April 25, 2003 – shares issued for
mineral property	6,000,000	60,000	-	-	-	60,000
Loss for the year	-	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	15,130,005	336,501	-	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued for
cash at $0.22 per share	997,500	219,450	-	-	-	219,450
February 5, 2004 – deferred tax
recovery on 108,000 flow-through	-	(2,376)	-	-	-	(2,376)
shares
June 8, 2004 – shares issued for cash
at $0.404 per share	698,000	282,331	-	-	-	282,331
August 24, 2004 – stock options
exercised at $0.33 per share	100,000	32,983	-	-	-	32,983
December 31, 2004 – shares issued
for cash at $0.18 per share
inclusive of 132,500 shares as
finders’ fees	2,948,000	510,876	-	-	-	510,876
August 24, 2004 – shares issued for
mineral property database at $0.39
per share	150,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned
on cancellation of escrow	(3,750,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	16,273,505	1,431,053	-	629,171	(1,914,932)	145,292

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	OTHER	DURING
	OF		TO ISSUE	CONTRIBUTED	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL

Balance, December 31, 2004,
carried forward	16,273,505	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for
overpayment in 2004 private			-
Placement	-	(3,000)		-	-	(3,000)
March 21, 2005, shares issued for
property acquisition at
U.S. $0.30 per share	125,000	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares
issued at $0.20 per share	295,000	59,000	-	-	-	59,000
September, 2005, deferred tax
recovery on 295,000 flow-through
Shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at
U.S. $0.15 per unit	550,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at
U.S. $0.11 per unit	1,275,000	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on
exercise of stock options at			-
U.S. $0.15 per share	250,000	44,147		-	-	44,147
Oct. 2005, shares issued on exercise
of warrants at $0.30	50,000	15,000	-	-	-	15,000
Nov. 17, 2005, units issued at
U.S. $0.15 per share inclusive of
200,000 shares finders’ fees	5,533,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to
related party	-	-	-	102,327	-	102,327
Obligation to issue shares (Note 4)	-	-	8,638,667		-	8,638,667
Loss for the year	-	-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	24,351,839	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, issued for property
acquisition at a deemed price of
US$0.15 per share	48,888,888	8,638,667	(8,638,667)			-
Stock based compensation				1,717,984		1,717,984
Jan.-Feb. 2006, shares issued pursuant
to exercise of options at US$0.15
per share	110,000	19,097				19,097
Jan.- Feb. 2006, shares issued
pursuant to exercise of warrants at
$0.30 per share	744,500	223,350				223,350
March 3, 2006, shares issued pursuant
to property acquisition instalment
payment	125,000	51,772				51,772
Loss for the period					(2,130,679)	(2,130,679)
Balance, March 31, 2006	74,220,227	11,711,677	-	2,612,882	(14,114,452)	210,107

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

			June 16, 1995
	THREE MONTHS ENDED		(inception)

	MARCH 31		To

	2006	2005	March 31, 2006
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(2,130,679)	(214,842)	(14,114,452)
Adjustments to reconcile net loss to net cash from
operating activities:
Amortization	326	447	3,151
Stock based compensation	1,717,984	-	2,302,384
Shares issued for exploration and mineral property
Acquisition costs	8,690,439	45,604	8,854,831
Obligation to issue shares for mineral property acquisitions	(8,638,667)	-	-
Deferred tax recovery	-	-	(22,495)

Changes in non-cash operating working capital items:
Advances and prepaid expenses	3,000	900	(1,084)
Goods and Services Tax recoverable	17,044	9,183	(8,307)
Accounts payable and accrued liabilities	(89,980)	(86,322)	41,723
Amounts paid (to) from related parties	(52,500)	(44,200)	304,248
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(483,033)	(289,230)	(2,640,001)

CASH FLOWS USED IN INVESTING ACTIVITIES
Equipment	-	-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	-	(7,845)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds on sale of common stock	242,447	15,030	2,886,841
NET CASH FLOWS FROM FINANCING ACTIVITIES	242,447	15,030	2,886,841

INCREASE (DECREASE) IN CASH	(240,586)	(274,200)	238,995
CASH, BEGINNING OF PERIOD	479,581	415,587	-

CASH, END OF PERIOD	238,995	141,387	238,995

The accompanying notes are an integral part of these consolidated financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Stated in Canadian Dollars)

1.	BASIS OF PRESENTATION

The interim financial statements of Entourage Mining Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2005. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2005.

2.	CAPITAL STOCK

a)	Issued Shares

i)

On January 3, 2006 the Company issued 48,888,888 shares (for a deemed value of $8,638,667 which is shown as the Obligation to issue shares on the balance sheet of December 31, 2005) pursuant to the agreements dated October 20, 2005 for the acquisition of the Hatchet Lake property and the Smeaton/Forte a la Corne property as described in the notes to the financial statements for the year ended December 31, 2005.

	ii)	During the three months ended March 31, 2006, the Company issued 110,000 common shares on the exercise of options at U.S. $0.15 per share for proceeds of $19,097;

	iii)	During the three months ended March 31, 2006, the Company issued 744,500 shares of common stock on the exercise of warrants, for total consideration of $223,350;

	iv)	On March 7, 2006 the Company issued 125,000 shares to the optionor of the Doran (Quebec) property, for a deemed consideration of $51,772, pursuant to the option agreement.

b)	Stock Options

In February 2004 the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 1,600,000 share purchase options to be granted at US $0.25 per share, for a period not to exceed five years. In November 2004 the SOP was amended to provide for the issuance of up to 2,200,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January, 2006 the Company increased the stock option plan from 2,200,000 shares to 7,200,000 shares.

The Company accounts for the grant of options using the fair value method prescribed in SFAS No. 123, using the Black-Scholes option pricing model. Compensation for unvested options is amortized over the vesting period. During January, 2006 the Company granted 3,500,000 stock options at an exercise price of US$0.40 per share and the expiry date of February 2, 2009. A value of $1,717,984 for the options was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 140%, (3) risk free interest rate of 3% and, (4) expected life of 3.05 years.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Stated in Canadian Dollars)

2.	CAPITAL STOCK (Continued)

b)	Stock Options (Continued)

The following table summarizes information concerning outstanding and exercisable common stock options under the Plan at March 31, 2006:

		Remaining	Weighted	Number of	Weighted
Range of		Contractual	Average	Options	Average
Exercise	Options	Life	Exercise	Currently	Exercise
Prices	Outstanding	(in years)	Price	Exercisable	Price

US$0.15 to
US$0.40	5,240,000	2.85	$ U.S. 0.317	5,240,000	US$0.317

c)	Warrants

The following table lists the common share warrants outstanding at March 31, 2006. Each warrant is exchangeable for one common share.

Warrants	Exercise	Expiry
Outstanding	Price	Date

698,000	U.S. $0.40	June 9, 2006
2,815,500	U.S. $0.25	December 31, 2006
550,000	U.S. $0.25	September 21, 2006
1,275,000	U.S. $0.25	October 6, 2007
5,333,334	U.S. $0.25	November 16, 2007
10,671,834

3.	RELATED PARTY TRANSACTIONS

During the period ended March 31, 2006, the Company incurred $22,000 (2005 – 19,350) for management fees to directors and officers of the Company.

Amounts payable to related parties at March 31, 2006 of $1,250 (December 31, 2005 - $53,750) is to directors.

The transactions with related parties have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.